EXHIBIT 99.D

SUPPLEMENT TO THE DESCRIPTION OF THE REPUBLIC OF SOUTH AFRICA

The second paragraph under the heading “Introduction” on page 6 of Exhibit 99.D of the Annual Report is to be amended and restated in its entirety as follows:

The country’s fifth fully democratic national elections took place on May 7, 2014, and saw the ruling African National Congress (ANC) maintain its significant majority in the National Assembly with 62% of the vote, which translated to 249 seats out of 400 in the National Assembly. On May 21, 2014, ANC President Jacob Zuma was sworn in for a second term as the President of South Africa at the first sitting of the National Assembly following the May 7, 2014 elections.

The fifth paragraph under the heading “Republic of South Africa—Government and Political Parties—Constitution” on page 10 of Exhibit 99.D of the Annual Report is to be amended and restated in its entirety as follows:

The Constitution provides for national elections every five years and places all elections and referendums in the country for all three spheres of government (national, provincial and local) under the control of the Independent Electoral Commission (IEC). The most recent national and provincial elections were held in May 2014 and municipal elections took place in May 2011.

The text under the heading “Republic of South Africa—Government and Political Parties—Political Parties” beginning on page 10 of Exhibit 99.D of the Annual Report is to be amended and restated in its entirety as follows:

Political Parties

The ANC, which was founded in 1912 and which led the struggle against apartheid, is the ruling party in eight of the nine South African provinces and is the most influential party in South Africa in terms of the size of its electoral constituency support. Following the May 2014 elections, the ANC occupies 249 of the National Assembly’s 400 seats. Every five years the ANC holds a National Conference, which is its highest decision-making body, and which decides the policies of the ANC, adopts proposed constitutional amendments and elects the National Executive Committee. At its 53rd National Conference, held in Mangaung, Free State Province from December 16-20, 2012, the ANC re-elected the current President of South Africa, Jacob Zuma, as president of the ANC, and Cyril Ramaphosa as his deputy. The 80-member National Executive Committee, which is the party’s highest decision-making body between conferences, was also elected at the National Conference.

The ANC Youth League (ANCYL), under the former leadership of Julius Malema and its principal spokesperson, Floyd Shivambu, made a number of public statements during the last three years calling for the nationalization of mines and mining assets. The ANCYL has also advocated for the nationalization of banks and the expropriation of agricultural land without compensation. Various ANC officials have responded by stating that nationalization is neither government nor ANC policy.

In November 2011, Julius Malema faced disciplinary hearings for allegedly bringing the ANC party into disrepute and sowing divisions in the party ranks. The disciplinary committee found him guilty and suspended Malema from the ANC for five years. Mr Malema appealed the decision. In April 2012, the National Disciplinary Committee of Appeals (NDCA) dismissed the appeal by Mr Malema. With regards to Mr Malema’s disciplinary hearing held in May 2010, the sanction imposed by the National Disciplinary Committee (NDC) that Mr Malema’s ANC membership be suspended for a period of two years was confirmed. In respect of the hearing held in 2011, the NDCA confirmed the sanction imposed by the NDC that Mr Malema be expelled from the ANC.

Following his expulsion from the ANC, Julius Malema launched the Economic Freedom Fighters (EFF) party in 2013 with himself as its leader. The launch of the EFF marked the second launch of a new political party during 2013. In February 2013, former World Bank Managing Director and anti-apartheid activist Dr Mamphela Ramphele announced the launch of the Agang SA party. In the May 2014 elections, the EFF won 25 seats in the National Assembly, while Agang SA won 2 seats.

The Democratic Alliance (DA), founded in 2000 and led since 2007 by Helen Zille, currently serves as the official opposition in the National Assembly. In the 2009 elections, the DA won 67 of the 400 seats in the National Assembly and after the May 2014 national and provincial elections it now holds 89 seats.

On August 15, 2010, the DA and the Independent Democrats announced that the two parties had ratified a memorandum of understanding, paving the way for complete integration by 2014. The memorandum of understanding makes provision for Independent Democrat members of the National Assembly and Provincial Legislatures to hold dual membership until the next national and provincial elections in 2014. As of the May 2014 elections, all remaining dual members of the Independent Democrats became members of the DA as per the memorandum of understanding.

On November 10, 2008, a faction of the ANC broke away from the party and launched a new political party, called the Congress of the People (COPE), led by former ANC chief whip and Defence Minister Mosiuoa Lekota and former Gauteng Premier

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Mbhazima Shilowa. COPE won 30 seats in the National Assembly following the April 2009 elections. Since then, there has been a protracted leadership dispute between Mr Lekota and Mr Shilowa. The South Gauteng High Court validated Mr Lekota as the rightful head of COPE in a ruling handed down in October 2013. In the May 2014 elections, COPE won 3 seats in the National Assembly.

The Inkatha Freedom Party (IFP) was founded in 1975. In 2009, the IFP won 18 seats in the National Assembly, decreasing to 10 seats in the May 2014 elections. In the May 2011 municipal elections, the IFP was unable to lodge the required documentation in time to contest the local government election in Umzumbe, an IFP stronghold. This culminated in an urgent application to the Constitutional Court, the result of which was an affirmation by the Constitutional Court of the Electoral Commission’s view that the IFP could not contest the election in Umzumbe. The current leader of the IFP is Chief Mangosuthu Buthelezi.

Following the May 2014 elections, a number of minority parties make up the balance of the seats presently held in the National Assembly, including the National Freedom Party (NFP, 6 seats), United Democratic Movement (UDM, 4 seats), the Freedom Front Plus (VF Plus, 4 seats), the African Christian Democratic Party (ACDP, 3 seats), the African Independent Congress (AIC, 3 seats), the Pan African Congress (PAC, 1 seat), and the African People’s Convention (APC, 1 seat). The Azanian People’s Organisation (AZAPO), the United Christian Democratic Party (UCDP) and the Minority Front (MF) all lost their seats in the National Assembly due to their failure to meet the minimum threshold in votes.

The fifth paragraph under the heading “Republic of South Africa—Government and Political Parties—Presidential Developments” on page 11 of Exhibit 99.D of the Annual Report is to be amended and restated in its entirety as follows:

During 2013, Public Protector Thuli Madonsela conducted an investigation into a more than R200 million security upgrade of President Zuma’s home in Nkandla, KwaZulu-Natal. The Public Protector released the conclusions of the investigation in a report dated March 19, 2014. Amongst the Public Protector’s findings was that certain of the upgrades installed by the Department of Public Works in the President’s Nkandla home resulted in an unlawful misappropriation of public funds. The report directed the President to submit comments on the report to the National Assembly within 14 days and the President responded on 2 April that he had directed the Special Investigating Unit to examine the security upgrades and would make a further report to the National Assembly following conclusion of the Special Investigating Unit’s probe. The National Assembly convened an ad hoc committee to consider the Public Protector’s report and such committee is expected to consider the findings of the Public Protector and the President’s response in the fifth National Assembly constituted following the conclusion of the May 2014 elections.

The text under the heading “Republic of South Africa—Government and Political Parties—2009 National and Provincial Elections” beginning on page 12 of Exhibit 99.D of the Annual Report is to be amended and restated in its entirety as follows:

2014 National and Provincial Elections

In May 2014, approximately 25 million South Africans registered to vote in the national and provincial elections, compared to the approximately 23 million people registered to vote in the April 2009 elections.

The IEC approved the candidate lists of 42 political parties that contested the national and provincial elections. Of these parties, 29 political parties were registered to contest the national election for the National Assembly, 13 political parties were registered to contest all nine provincial legislatures, and 29 political parties applied to contest only some provinces.

According to IEC data, a total of 18 million South Africans cast their votes in the elections on May 7, 2014. The May 2014 elections were considered fair, transparent and credible by the IEC. The official general election results were announced on May 10, 2014. The ruling ANC won the elections, receiving 62% of the votes cast in respect of the national elections. The DA remained the official opposition of the ANC, with 22% of the votes, and the EFF came in third with 6% of the votes.

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The table below sets out the seat allocations in the National Assembly and the proportional representation of seat allocations as per province secured by political parties following the May 2014 general elections.

	Number of seats in National Assembly		Proportional Representation seats
Political Party
ANC	249	62.15%	118	59.0%
DA	89	22.23%	45	22.5%
EFF	25	6.35%	11	5.5%
IFP	10	2.4%	5	2.5%
NFP	6	1.57%	3	1.5%
UDM	4	1%	2	1.0%
VF PLUS	4	0.9%	3	1.5%
COPE	3	0.67%	3	1.5%
ACDP	3	0.57%	3	1.5%
AIC	3	0.53%	3	1.5%
AGANG SA	2	0.28%	2	1.0%
PAC	1	0.21%	1	0.5%
APC	1	0.17%	1	0.5%

Total	400	100.0%	200	100.0%

Source: IEC.

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